14 January 2010

Cadbury Updates its Response to Kraft

Announces Excellent 2009 Performance†

Reiterates Rejection of Offer as Fundamentally Undervaluing Cadbury

Cadbury plc (“Cadbury”) is today publishing its 2009 Performance Review and updating its second response document (the “Response Document”) following the offer (the “Offer”) posted by Kraft Foods Inc. (“Kraft”) on 4 December 2009.

The 2009 Performance Review sets out the outstanding financial performance for 2009, including a strong second half revenue growth performance and another year of significant margin improvement. Highlights of 2009 include:

•	5% base business revenue growth; second half growth of 6% on same basis

•	Trading margin of 13.5%; up 155 bps on a constant currency basis and 160 bps on an actual currency basis*

•	All of Cadbury’s businesses contributed to good market shares and improved margin

•	Vision into Action business plan well on track to deliver its 2011 goals

Commenting on the 2009 performance, Roger Carr, Chairman of Cadbury, said: “The performance of Cadbury in 2009 underlines our track record of strengthening our business and delivering improved results. The Board has great confidence in both our growth prospects and the potential for creating further, material shareholder value as a pure-play standalone confectionery business”.

The updated Response Document also reiterates the further reasons why Cadbury believes Kraft’s Offer is even more unattractive today than it was a few weeks ago:

•	The Offer price values Cadbury at only 11.9 times 2009 EBITDA*

•	Since Kraft’s approach on 7 September, the Board believes that Cadbury’s standalone value has risen further, reflecting the strong 2009 financial performance, upgraded targets for the next four years of its Vision into Action plan, substantial rises in global equity markets and the increased share prices of Cadbury’s peers

•	The majority of the Offer consideration comprises Kraft’s shares; this is unappealing given Kraft’s unattractive business model and poor track record of delivery

Commenting on Kraft’s Offer, Roger Carr, Chairman of Cadbury, added: “Kraft’s Offer is even more unattractive today than it was when Kraft made its formal offer in December. Our 2009 performance is ahead of our previously upgraded expectations and we have excellent momentum going into 2010.”

“Kraft’s offer is very significantly below all comparable transactions in the sector; applying any of the comparable multiples would imply a price per share far above Kraft’s offer. Over half the offer consideration is in the form of Kraft shares, exposing our shareholders to Kraft’s low growth conglomerate business model, its long history of underperformance and its track record of missed targets.”

“Don’t let Kraft steal your company with its derisory offer.”

Except where stated, all percentages and comments on movements in revenue and margins relate to the group’s continuing operations, are calculated using constant currency and exclude the impact of acquisitions and disposals. Underlying operating margin is calculated as underlying profit from operations as a percentage of revenue. Base business is stated at constant currency and before acquisitions and disposals.

• This statement includes a profit estimate based on the results included in the unaudited management accounts for the twelve months ended 31 December 2009. This statement is a profit estimate for the purpose of Rule 28 of the City Code. As such, it is a requirement that this statement be reported on by Cadbury’s reporting accountants and financial advisers in accordance with Rule 28 of the City Code. The bases and assumptions behind the reports of the reporting accountant and financial advisers are set out in Appendix 2 of the updated Response Document. The reporting accountant and financial advisers have given and not withdrawn their consent to publication.

† Neither this press release nor the updated Response Document constitutes or includes Cadbury’s preliminary statement of annual results (for the purposes of the Listing Rules made by the UK Listing Authority) or statutory accounts for the financial year ended 31 December 2009.

Ends

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding

About Cadbury

Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements

Except for historical information and discussions contained herein, certain statements in this document are “forward looking statements”. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. Cadbury does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our most recent Form 20-F filed with the US Securities and Exchange Commission (“SEC”) and posted on Cadbury’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the SEC, copies of which are available from Cadbury plc, Cadbury House, Sanderson Road, Uxbridge UB8 1DH, UK and from the SEC’s website at www.sec.gov.

Sources and Bases

For sources of information and bases of calculation please refer to the updated Response Document published on 14 January 2010.

Additional Information

Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited is acting exclusively for Cadbury and for no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Cadbury for providing the protections afforded to their respective clients or for providing advice in relation to such matters.

In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Ordinary Shares and Cadbury American Depository Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.

Publication on Cadbury Website

A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.